[Chapman and Cutler LLP Letterhead]
September 28, 2016
VIA EDGAR CORRESPONDENCE
Ms. Ashley Vroman-Lee
United States Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549

               Re:      Destra Investment Trust (the “Trust”)
                          File Nos. 81122417 and 333167073

Dear Ms. Vroman-Lee:
This letter responds to your comments regarding the registration statement filed on Form N1A for the Trust with the Securities and Exchange Commission (the “Commission”) on August 2, 2016 (the “Registration Statement”).  The Registration Statement relates to the Destra Flaherty & Crumrine Preferred and Income Fund and Destra Focused Equity Fund, each a series of the Trust (each, a “Fund,” and collectively, the “Funds”).  Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.
Comment 1 - General Comment
Please include the Tandy representations in your responses.
Response to Comment 1
The Tandy representations are included below.
Comment 2 - General Comment
Please explain why this transaction does not constitute a “reorganization” under Rule 145 of the Securities Act of 1933, as amended (the “Securities Act”) and thus the Funds have determined it is not necessary to file on Form N-14.
Response to Comment 2
The reorganization is not a transaction covered by Section 145(a) of the Securities Act as no consent of the shareholders is required pursuant to the Funds’ jurisdiction of organization, Declaration of Trust, By-Laws or other controlling instruments.

Ms. Vroman-Lee
September 28, 2016

Comment 3 - General Comment
To the extent that any of the comments given to the Destra Flaherty & Crumrine Preferred and Income Fund are applicable to the Destra Focused Equity Fund, please confirm that corresponding changes will be made to the Destra Focused Equity Fund as well.
Response to Comment 3
The Funds confirm that all revisions made to the disclosure in the Destra Flaherty & Crumrine Preferred and Income Fund that are applicable to the Destra Focused Equity Fund will be made in the Destra Focused Equity Fund as well.
Destra Flaherty & Crumrine Preferred and Income Fund
Comment 4 – Fees and Expenses of the Fund
The disclosure indicates that the Example does not reflect sales charges (loads) on reinvested dividends and other distributions.  Please confirm that this is applicable.
Response to Comment 4
The Funds do not impose sales charges (loads) on reinvested dividends and distributions.  Therefore, the referenced disclosure has been removed.
Comment 5 – Principal Investment Strategies
Please revise the disclosure to explain how convertible securities constitute either preferred securities or income-producing securities for the purposes applying the Fund’s 80% test.
Response to Comment 5
In accordance with this comment, the disclosure has been revised to include the following sentence:
“Convertible securities are debt securities or preferred stock that may be converted into common stock.  Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock convertibles).”
Comment 6 - Principal Investment Strategies
To the extent that investing in contingent-capital securities is part of the principal investment strategy of the Fund, please describe how these securities constitute either preferred

Ms. Vroman-Lee
September 28, 2016

securities or income-producing securities for applying the Fund’s 80% test.  Additionally, please provide the corresponding disclosure in the “Principal Risks” section.
Response to Comment 6
In accordance with this comment, the following disclosure was added to “Principal Risks”:
“Contingent Capital Securities Risk. CoCos are another form of hybrid debt security that are intended to either convert into equity or have their principal written down upon the occurrence of certain triggers. These triggers are generally linked to regulatory capital thresholds or other regulatory actions. CoCos may provide for mandatory conversion into common stock of the issuer under certain circumstances.  Since the common stock of the issuer may not pay a dividend, investors in these instruments could experience a reduced income rate, potentially to zero; and conversion would deepen the subordination of the investor, hence worsening standing in a bankruptcy.  In addition, some such instruments have a set stock conversion rate that would cause a reduction in value of the security if the price of the stock is below the conversion price on the conversion date.  CoCos may be considered to be highyield securities (a.k.a. “junk” bonds) and, to the extent a CoCo held by the Fund undergo a write down, the Fund may lose some or all of its original investment in the CoCo.  Performance of a CoCo issuer may, in general, be correlated with the performance of other CoCo issuers.  As a result, negative information regarding one CoCo issuer may cause a decline in value of other CoCo issuers.  Subordinate securities such as CoCos are more likely to experience credit loss than nonsubordinate securities of the same issuer - even if the CoCos do not convert to equity securities.  Any losses incurred by subordinate securities, such as CoCos, are likely to be proportionately greater than non-subordinate securities and any recovery of principal and interest of subordinate securities may take more time.  As a result, any perceived decline in creditworthiness of a CoCo issuer is likely to have a greater impact on the CoCo, as a subordinate security.”
Comment 7 - Principal Investment Strategies
Please disclose whether the Fund(s) has incurred any acquired fund fees or expenses in connection with its investments in exchange-traded funds.
Response to Comment 7
As of the date of this letter, the Funds have not invested in other investment companies and thus have not incurred any acquired fund fees or expenses.

Ms. Vroman-Lee
September 28, 2016

Comment 8 - Principal Investment Strategies
Please disclose whether the Fund intends to invest in companies located in emerging markets.  If so, please provide disclosure to that effect in the “Principal Investment Strategies” and “Principal Risks” sections.
Response to Comment 8
The Fund does not invest in the securities of companies located in emerging markets and presently has no intent to do so.
Comment 9 - Principal Investment Strategies
Please disclose in the “Principal Investment Strategies” section that the Fund may invest a relatively high percentage of its assets in a limited number of issuers.
Response to Comment 9
In accordance with this comment, the disclosure has been revised to include the following two sentences:
“The Fund is classified as “non-diversified” under the 1940 Act.  As a result, the Fund may invest a relatively high percentage of its assets in a limited number of issuers.”
Comment 10 - Principal Risks
Please revise the “High Yield Securities Risk” to indicate that high yield securities are also referred to as “junk bonds.”
Response to Comment 10
In accordance with this comment, “High Yield Securities Risk” has been revised to state the following:
“High Yield Securities Risk: High yield securities, or “junk” bonds, are subject to greater market fluctuations and risk of loss than securities with higher ratings, and therefore, may be highly speculative.  These securities are issued by companies that may have limited operating history, narrowly focused operations, and/or other impediments to the timely payment of periodic interest and principal at maturity.  If the economy slows down or dips into recession, the issuers of high yield securities may not have sufficient resources to continue making timely payment of periodic interest and principal at maturity.  The market for high yield securities is generally smaller and less liquid than that for investment grade securities.  High yield securities are generally not listed on a national securities exchange but trade in the over-the-counter

Ms. Vroman-Lee
September 28, 2016

markets.  Due to the smaller, less liquid market for high yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.  In general, high yield securities may have a greater risk of default than other types of securities.”
Comment 11 – Fund Performance
Please discuss that Fund performance is that of the predecessor Fund.
Response to Comment 11
In accordance with this comment, the first two paragraphs of “Fund Performance” have been revised to state the following:
“The Fund is the successor to the Predecessor Fund pursuant to a reorganization that took place as of September 30, 2016.  The Predecessor Fund was managed by the same investment advisor as the Fund and had same investment objective and investment strategy as the Fund.  The following bar chart and table provide some indication of the potential risks of investing in the Fund.  The Predecessor Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.  Updated performance information is available at destracapital.com or by calling (877) 2879646.
The bar chart below shows the Predecessor Fund’s performance for Class A shares.  The performance of the other share classes will differ due to their different expense structures.  The bar chart and highest/lowest quarterly returns that follow do not reflect sales charges; if these charges were reflected, the returns would be less than those shown.”
Comment 12 – Fund Performance
Please explain why the Fund’s new index is an appropriate broad-based market index and, in detail, describe why it more accurately reflects the Fund’s investment universe.
Response to Comment 12
The Fund changed its broad-based market index to the BofA Merrill Lynch 8% Constrained Core West Preferred & Jr. Subordinated Securities Index (“P8JCI”) because it more closely reflects the entire investible preferred market of the Fund.  Since the inception of the Fund, the preferred market has evolved and the Fund’s previous benchmark deviated from the Fund’s investible universe.  In particular, the previous benchmark did not include dividends-received-deduction-eligible preferred securities, below investment-grade preferred securities and a large number of foreign preferred securities and was significantly more concentrated in certain issuers and industries than the overall market.  By contrast, the P8JCI more closely resembled the preferred market by including a wider range of preferred securities and including three times

Ms. Vroman-Lee
September 28, 2016

as many issuers and more than five times as many individual securities as the previous benchmark.  At the time of the proposed benchmark switch, the Fund’s portfolio had an 89% overlap with the P8JCI, while only having a 6% overlap with its previous benchmark.
Additionally, in accordance with this comment, the disclosure referencing the change in the Fund’s broad-based market index has been revised to state the following:
“Previously, the Fund used the BofA Merrill Lynch Preferred Index (“Previous Benchmark”) as its primary benchmark.  Going forward, the Fund’s performance will be compared to the BofA Merrill Lynch 8% Constrained Core West Preferred & Jr. Subordinated Securities Index (“New Benchmark”) because it more closely reflects the entire investible preferred market of the Fund.”
Comment 13 – Fund Performance – Average Annual Total Returns Table
Please add a caption to the BofA Merrill Lynch 8% Constrained Core West Preferred & Jr. Subordinated Securities Index to indicate that the return information does not reflect deductions for fees, expenses or taxes.
Response to Comment 13
The disclosure has been revised in accordance with this comment.
Comment 14 – Fund Performance
Please revise the disclosure so that it is in compliance with Instruction 2(b) to Item 4(b)(2) of Form N-1A regarding the narrative disclosure of additional broad-based market indices.
Response to Comment 14
In accordance with this comment, the disclosure has been revised to include the following sentence:
“The table below shows the variability of the Fund’s average annual returns and how they compare over the time periods indicated to those of two broad-based market indices that seek to track the performance of the preferred securities market.”
Comment 15 - Management – Portfolio Managers
Please revise the disclosure to indicate that the portfolio managers are primarily and jointly responsible for the day-to-day management of the Fund.

Ms. Vroman-Lee
September 28, 2016

Response to Comment 15
The disclosure has been revised in accordance with this comment.
Comment 16 - Additional Information About the Investment Policies and Strategies
Please revise the “Convertible Securities” disclosure to remove the word “generally” from the following sentence:
“Convertible securities are generally debt securities or preferred stock that may be converted into common stock.”
Response to Comment 16
The disclosure has been revised in accordance with this comment.
Comment 17 - Exchanges
In connection with the disclosure contained in the third bullet, please explain how the Fund may reject redemption requests under Section 22(e).  Please revise the disclosure if the rejection only applies to the purchase of shares within an exchange.
Response to Comment 17
The Fund confirms that the referenced disclosure only applies to the rejection of exchange requests pursuant to the Fund’s exchange privilege. The Fund confirms that all such rejections will be made in compliance with Section 22(e).
Comment 18 – Availability of Portfolio Holdings Information
Please disclose that the policies regarding disclosure of portfolio holdings information are available in the statement of additional information.
Response to Comment 18
The disclosure has been revised in accordance with this comment.
Comment 19 – Financial Highlights
Please confirm that the information in the “Financial Highlights” section will be updated to reflect the information for the most recent fiscal year.

Ms. Vroman-Lee
September 28, 2016

Response to Comment 19
The Fund confirms that the “Financial Highlights” section will contain unaudited information for the period from October 1, 2015- March 31, 2016.
Destra Focused Equity Fund
Comment 20 – Principal Investment Strategies
To the extent that the Fund intends to invest in the securities of small-capitalization issuers as part of its principal investment strategy, please revise the “Principal Investment Strategies” section and “Principal Risks” section accordingly.
Response to Comment 20
The Fund does not invest in securities issued by small capitalization companies and presently has no intent to do so.
Comment 21 - Principal Investment Strategies
To the extent that the Fund is concentrated in any sectors, if known, pursuant to its principal investment strategy, please revise the “Principal Investment Strategies” section and “Principal Risks” section accordingly.
Response to Comment 21
In accordance with this comment, the following sentence has been added to “Principal Investment Strategies”:
“As of June 30, 2016, the Fund was concentrated in the consumer discretionary, consumer staples, health care and information technology sectors.”
The risks relating to significant investments in these sectors is already described in “Principal Risks.”
Comment 22 – Management – Portfolio Managers
Please revise the disclosure to indicate that the portfolio managers are primarily and jointly responsible for the day-to-day management of the Fund.
Response to Comment 22
The disclosure has been revised in accordance with this comment.

Ms. Vroman-Lee
September 28, 2016

Comment 23 - Additional Information About the Investment Policies and Strategies
To the extent that the Fund invests in non-U.S. securities as part of its principal investment strategy, please revise the “Principal Investment Strategies” section and “Principal Risks” section accordingly.
Response to Comment 23
As of the date of this letter, the Destra Focused Equity Fund has not invested in non-U.S. securities and presently has no intent to do so.
Comment 24 – Statement of Additional Information – Credit Default Swap Agreements
If the Fund intends to write credit default swaps, please confirm to the Staff that the Fund will segregate the full notional amount of the credit default swap to cover such obligations.
Response to Comment 24
As of the date of this letter, the Destra Focused Equity Fund has not written credit default swaps and presently has no intent to do so.  To the extent that the Destra Flaherty & Crumrine Preferred and Income Fund writes credit default swaps in the future, the Fund confirms that it will segregate the full notational amount of the credit default swap to cover such an obligation.
*  *  *
Tandy Acknowledgment
In connection with the Trust’s Registration Statement, the Trust acknowledges that;
•   it is responsible for the adequacy and accuracy of the disclosure in the filing;
•   staff comments or changes to disclosure in response to staff comments in the fillings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•   the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Vroman-Lee
September 28, 2016

Please call me at (312) 845-3273 or Richard Coyle at (312) 845-3724 if you have any questions or issues you would like to discuss regarding these matters.
Sincerely yours,
Chapman and Cutler llp
By:  Walter L. Draney
   Walter L. Draney
cc: Jane Shissler, Esq.
General Counsel
 Destra Funds